# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: RESEARCH FRONTIERS INC, CIK 0000793524
CUSIP: 760911107
Title of class of securities: common stock
Address of issuer's principal executive offices: 240 CROSSWAYS PARK DR, WOODBURY, New York (NY), 11797-2033
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001997166

## Reporting persons
- Morgan Stephen L.: type of reporting person: individual (IN); citizenship or place of organization: Wisconsin (WI); sole voting power 2,328,690; shared voting power 0; sole dispositive power 2,328,690; shared dispositive power 0; aggregate amount beneficially owned 2,328,690 (6.9% of the class)

## Item 1. Issuer
Name of issuer: RESEARCH FRONTIERS INC
Address of issuer's principal executive offices: 240 CROSSWAYS PARK DR, WOODBURY, NEW YORK, 11797-2033

## Item 2. Person Filing
Name of person filing: John F. Nelson
Address of principal business office or, if none, residence:
3610 Deerpath Road
Middleton, WI 53562
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 2,328,690
Percent of class: 6.920692
Sole power to vote or to direct the vote: 2,328,690(1,224,403 owned in personal account and 1,104,287 owned in self-directed IRA account)
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 2,328,690
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Morgan Stephen L.: Stephen L. Morgan, attoroney (10/17/2025)